EXHIBIT 8.1

Subsidiaries

Legal Name	Business Name	Jurisdiction of Incorporation

Quilmes International (Bermuda) Ltd.		Bermuda
Cervecería y Maltería Quilmes S.A.I.C.A. y G.		Argentina
Eco de los Andes S.A.		Argentina
Cervecería Paraguaya S.A.	CERVEPAR	Paraguay
Colosas S.A.		Paraguay
Noitca Ltd.		British Virgin Islands

Sociedad de Inversiones y Comercio Vienher S.A.		Panama
FNC S.A.		Uruguay
Compañía Salus S.A.	Salus	Uruguay

Quilmes Do Brasil Ltda.		Brazil
Publicidad Relator S.A.C. de Mandatos y Servicios		Argentina

Seven Up Consesiones S.A.I. y C.		Argentina
.
Intergal S.A.		Argentina
Aydecar S.A.		Argentina
Inversiones Bemberg Chile Ltda.		Chile
Cervecería Chile S.A.		Chile

Fábrica Paraguaya de Vidríos S.A.	FPV	Paraguay
Inversiones Cerveceras S.A.		Panama

Cervecería Boliviana Nacional S.A.	CBN	Bolivia

Quilmes Industrial S.A.		Argentina
Linthal S.A.(+)		Uruguay
Agrega S.A.		Argentina